                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One)

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

        For the fiscal year ended December 31, 1997

                                      OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

        For the transition period from                  to
                                       -----------------  ----------------

                         Commission file number 0-21602


          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      LCI International 401(k) Savings Plan

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    LCI International, Inc.
                    4250 North Fairfax Drive
                    Arlington, Virginia  22203
                    703-363-0220

                              REQUIRED INFORMATION
                              --------------------


The following financial statements and schedules for the LCI International 401(k) Savings Plan are being filed herewith:

Description                                                                         Page No.
-----------                                                                     ----------------

Report of Independent Public Accountants                                                3


Statements of Net Assets Available for Plan Benefits with Fund
  Information as of December 31, 1997 and 1996                                        4 - 5


Statement of Changes in Net Assets Available for Plan Benefits with
  Fund Information for the Year Ended December 31, 1997                                 6

Notes to Financial Statements and Schedules                                           7 - 12



Schedule I - Item 27a - Schedule of Assets Held for Investment
  Purposes as of December 31, 1997                                                     13


Schedule II - Item 27d - Schedule of Reportable Transactions for the
  Year Ended December 31, 1997                                                         14

Signature                                                                              15



The following exhibit is being filed herewith:


  Exhibit No.                       Description                    Page No.
---------------            -----------------------------          ----------
     23                    Consent of Independent Public              17
                             Accountants


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the LCI International
        401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the LCI INTERNATIONAL 401(k) SAVINGS PLAN (the Plan) as of December 31, 1997 and 1996 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and statement of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         ARTHUR ANDERSEN LLP

Columbus, Ohio,
June 5, 1998

                                LCI INTERNATIONAL

                               401(k) SAVINGS PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997











                                                            CIGNA        Warburg Pincus      Warburg Pincus
                                                         Guaranteed      Advisor Capital        Advisor
                                                          Long-Term       Appreciation         Emerging
                                                           Account           Account        Growth Account
                                                       ---------------   ----------------  ------------------
ASSETS:

    Investments -
        Investments, at market value                     $      -            $ 4,525,755       $ 3,987,872
        Investments, at contract value                     5,231,407                -                 -
        Participant loans                                       -                   -                 -
                                                       ---------------   ----------------    --------------
                      Total  investments                   5,231,407           4,525,755         3,987,872
                                                       ---------------   ----------------    --------------

    Receivables -
        Employer contributions                                12,360               9,533            11,940
        Employee contributions                                49,943              37,423            40,956
        Loan  interest                                           710                 345               419
                                                       ---------------   ----------------    --------------
                      Total receivables                       63,013              47,301            53,315
                                                       ---------------   ----------------    --------------



NET ASSETS AVAILABLE FOR PLAN BENEFITS                   $ 5,294,420         $ 4,573,056       $ 4,041,187
                                                       ===============   ================    ==============




                                                             LCI              Cigna
                                                            Common            Stock               Cigna
                                                            Stock             Market             Lifetime
                                                           Account          Index Fund            Funds
                                                       ---------------   ----------------    ---------------
ASSETS:

    Investments -
        Investments, at market value                     $ 5,220,816          $  572,634        $  636,079
        Investments, at contract value                         -                   -                 -
        Participant loans                                      -                   -                 -
                                                       ---------------   ----------------    ---------------

                      Total  investments                   5,220,816             572,634           636,079
                                                       ---------------   ----------------    ---------------

    Receivables -
        Employer contributions                                14,611               5,392             5,136
        Employee contributions                                39,478              31,811            25,553
        Loan  interest                                           339                  60                88
                                                       ---------------   ----------------    ---------------
                      Total receivables                       54,428              37,263            30,777
                                                       ---------------   ----------------    ---------------



NET ASSETS AVAILABLE FOR PLAN BENEFITS                   $ 5,275,244          $  609,897        $  666,856
                                                       ===============   ================    ===============




                                                             PBHG
                                                            Growth
                                                            Account          Loan Fund             Total
                                                       ---------------   ----------------    ----------------
ASSETS:

    Investments -
        Investments, at market value                      $  430,478          $   -          $  15,373,634
        Investments, at contract value                         -                  -              5,231,407
        Participant loans                                      -                 510,426           510,426
                                                       ---------------   ----------------    ----------------
                      Total  investments                     430,478             510,426        21,115,467
                                                       ---------------   ----------------    ----------------

    Receivables -
        Employer contributions                                 3,299               -                62,271
        Employee contributions                                14,832               -               239,996
        Loan  interest                                            63               -                 2,024
                                                       ---------------   ----------------    ----------------
                      Total receivables                       18,194               -               304,291
                                                       ---------------   ----------------    ----------------



NET ASSETS AVAILABLE FOR PLAN BENEFITS                    $  448,672          $  510,426     $  21,419,758
                                                       ===============   ================    ================


       The accompanying notes and schedules are an integral part of this financial statement.

                                LCI INTERNATIONAL

                               401(k) SAVINGS PLAN

    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1996

                                                         CIGNA                     CIGNA                   Warburg Pincus
                                                       Guaranteed                Guaranteed                Advisor Capital
                                                       Short-Term                 Long-Term                  Appreciation
                                                         Account                  Account                       Account
                                                   -------------------       --------------------       ------------------------
ASSETS:
    Cash                                                      $     -                $    1,601                  $    3,661

    Investments -
        Investments, at market value                                -                         -                   3,071,805
        Investments, at contract value                        528,142                 4,037,835                           -
        Participant loans                                           -                         -                           -
                                                   -------------------       --------------------        -------------------
                      Total  investments                      528,142                 4,037,835                   3,071,805
                                                   -------------------       --------------------        -------------------

    Receivables -
        Employer contributions                                  2,139                    10,149                       8,285
        Employee contributions                                  6,206                    36,042                      27,218
        Loan  interest                                          1,968                       254                         924
                                                   -------------------       --------------------        -------------------
                      Total receivables                        10,313                    46,445                      36,427
                                                   -------------------       --------------------        -------------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS                    $   538,455                $4,085,881                  $3,111,893
                                                   ===================       ====================        ===================

                                                       Warburg Pincus                    LCI
                                                          Advisor                       Common
                                                          Emerging                      Stock
                                                       Growth Account                   Account                  Loan Fund
                                                   ------------------------       --------------------       -------------------
ASSETS:
    Cash                                                   $   16,319                     $   30,974                $         -

    Investments -
        Investments, at market value                        2,921,986                      2,568,860                          -
        Investments, at contract value                              -                              -                          -
        Participant loans                                           -                              -                    263,944
                                                   ------------------------       --------------------       -------------------
                      Total  investments                    2,921,986                      2,568,860                    263,944
                                                   ------------------------       --------------------       -------------------

    Receivables -
        Employer contributions                                 12,450                         14,414                          -
        Employee contributions                                 38,550                         35,464                          -
        Loan  interest                                          1,248                          1,018                          -
                                                   ------------------------       --------------------       -------------------
                      Total receivables                        52,248                         50,896                          -
                                                   ------------------------       --------------------       -------------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS                     $2,990,553                     $2,650,730                $   263,944
                                                   ========================       ====================       ===================

                                                          Total
                                                   -----------------------
ASSETS:
    Cash                                                  $     52,555

    Investments -
        Investments, at market value                         8,562,651
        Investments, at contract value                       4,565,977
        Participant loans                                      263,944
                                                   -----------------------
                      Total  investments                    13,392,572
                                                   -----------------------

    Receivables -
        Employer contributions                                  47,437
        Employee contributions                                 143,480
        Loan  interest                                           5,412
                                                   -----------------------
                      Total receivables                        196,329
                                                   -----------------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS                     $13,641,456
                                                   =======================

 The accompanying notes and schedules are an integral part of this financial statement.

                                 LCI INTERNATIONAL

                               401(k) SAVINGS PLAN

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                 INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                      CIGNA                CIGNA                Warburg Pincus
                                                   Guaranteed            Guaranteed             Advisor Capital
                                                   Short-Term             Long-Term              Appreciation
                                                     Account               Account                  Account
                                               --------------------   -------------------   -----------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Investment income -
        Interest                                         $  6,418            $   272,305               $     -
        Net appreciation in market
             Value of investments                               -                      -               988,611
                                               --------------------   -------------------   -----------------------
                                                            6,418                272,305               988,611
                                               --------------------   -------------------   -----------------------
    Contributions -
        Employer (net of forfeitures in the
           amount of  $130,028)                            10,272                107,573               176,314
        Employee                                           36,277              1,047,096               709,741
                                               --------------------   -------------------   -----------------------
                                                           46,549              1,154,669               886,055
                                               --------------------   -------------------   -----------------------


           Total additions                                 52,967              1,426,974             1,874,666
                                               --------------------   -------------------   -----------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Distributions to participants
         (including loans)                                (41,348)              (680,644)             (342,677)
    Loan repayments (including interest)                     (248)                70,972                27,809
                                               --------------------   -------------------   -----------------------
           Total deductions                               (41,596)              (609,672)             (314,868)

    INTERFUND TRANSFERS                                  (549,826)               391,237               (98,635)
                                               --------------------   -------------------   -----------------------

           Net (decrease) increase                       (538,455)             1,208,539             1,461,163


NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                                     538,455              4,085,881             3,111,893
                                               --------------------   -------------------   -----------------------

    End of year                                           $     -           $  5,294,420         $   4,573,056
                                               ====================   ===================   =======================




                                                    Warburg Pincus               LCI                   Cigna
                                                       Advisor                  Common                 Stock
                                                   Emerging Growth               Stock                 Market
                                                       Account                  Account              Index Fund
                                               ------------------------   --------------------   -------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Investment income -
        Interest                                          $     -                    $     -                $     -
        Net appreciation in market
             Value of investments                         614,772                  1,652,614                 40,118
                                               ------------------------   --------------------   -------------------
                                                          614,772                  1,652,614                 40,118
                                               ------------------------   --------------------   -------------------
    Contributions -
        Employer (net of forfeitures in the
           amount of  $130,028)                           222,330                    272,182                 47,476
        Employee                                          881,094                  1,005,160                321,330
                                               ------------------------   --------------------   -------------------
                                                        1,103,424                  1,277,342                368,806
                                               ------------------------   --------------------   -------------------

           Total additions                              1,718,196                  2,929,956                408,924
                                               ------------------------   --------------------   -------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Distributions to participants
         (including loans)                               (434,983)                  (213,436)                 1,638
    Loan repayments (including interest)                   33,231                     53,608                  1,994
                                               ------------------------   --------------------   -------------------
           Total deductions                              (401,752)                  (159,828)                 3,632

    INTERFUND TRANSFERS                                  (265,810)                  (145,614)               197,341
                                               ------------------------   --------------------   -------------------

           Net (decrease) increase                      1,050,634                  2,624,514                609,897


NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                                   2,990,553                  2,650,730                      -
                                               ------------------------   --------------------   -------------------

    End of year                                      $  4,041,187               $  5,275,244             $  609,897
                                               ========================   ====================   ===================

                                                     Cigna                  PBHG
                                                    Lifetime               Growth
                                                     Funds                Account              Loan Fund               Total
                                               -------------------   -------------------   -------------------   -------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Investment income -
        Interest                                          $     -               $     -               $     -            $  278,723
        Net appreciation in market
             Value of investments                          25,706                 3,697                     -             3,325,518
                                               -------------------   -------------------   -------------------   -------------------
                                                           25,706                 3,697                     -             3,604,241
                                               -------------------   -------------------   -------------------   -------------------
    Contributions -
        Employer (net of forfeitures in the
           amount of  $130,028)                            39,760                37,505                     -               913,412
        Employee                                          356,288               192,440                     -             4,549,426
                                               -------------------   -------------------   -------------------   -------------------
                                                          396,048               229,945                     -             5,462,838
                                               -------------------   -------------------   -------------------   -------------------

           Total additions                                421,754               233,642                     -             9,067,079
                                               -------------------   -------------------   -------------------   -------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Distributions to participants
         (including loans)                                (19,362)                  892               381,650            (1,348,270)
    Loan repayments (including interest)                    2,178                 5,117              (135,168)               59,493
                                               -------------------   -------------------   -------------------   -------------------
           Total deductions                               (17,184)                6,009               246,482            (1,288,777)

    INTERFUND TRANSFERS                                   262,286               209,021                     -                     -
                                               -------------------   -------------------   -------------------   -------------------

           Net (decrease) increase                        666,856               448,672               246,482             7,778,302


NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                                           -                     -               263,944            13,641,456
                                               -------------------   -------------------   -------------------   -------------------

    End of year                                        $  666,856             $ 448,672           $   510,426         $  21,419,758
                                               ===================   ===================   ===================   ===================


  The accompanying notes and schedules are an integral part of this financial statement.

                                LCI INTERNATIONAL

                               401(k) SAVINGS PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1997 AND 1996



 (1)       DESCRIPTION OF THE PLAN
           -----------------------
           The following description of the LCI International 401(k) Savings Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions can be found in the Plan document.

           The Plan is a defined contribution plan available to all eligible employees of LCI International, Inc. and subsidiaries (the Company). The Plan was established effective September 1, 1984.
           The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Certain employees of the Company have been appointed to the Administrative Committee of the Plan. On December 22, 1997, the Company acquired USLD Communications Corp. (USLD), in a stock-for-stock merger that was accounted for as a pooling of interests. Employees of USLD continue to participate in the USLD Communications Corp. 401(k) Retirement Plan whose Annual Report on Form 11-K was filed separately.


           The Plan has a group annuity contract with Connecticut General Life Insurance Company (CIGNA or the Custodian). The Custodian pools the Company's funds with those of other pension plans and executes investment transactions. At December 31, 1997, participants have invested or may invest in one or more of the following accounts.

               o CIGNA Guaranteed Long-Term Account - Invests primarily in commercial mortgages and private bond placements which provide a guaranteed rate of return based on current investment conditions.

               o Warburg Pincus Advisor Capital Appreciation Account - Invests in shares of the Warburg Pincus Counsellors Capital Appreciation Fund, a no-load mutual fund. This fund is invested primarily in common stocks of U.S. based companies. Its investment objective is to generate long-term capital appreciation.

               o Warburg Pincus Advisor Emerging Growth Account - Invests in shares of Warburg, Pincus Counsellors Emerging Growth Fund, Inc., a no-load mutual fund. This fund is primarily invested in small or medium-sized companies that have passed their start-up phase and show positive earnings and prospects of achieving significant profit in a relatively short period of time. Its investment objective is to maximize capital appreciation.

               o LCI Common Stock Account - Invests in shares of LCI International, Inc. Common Stock. The purpose of this fund is to allow employees to invest in the Company's common stock. See footnote (7).

           Effective March 1, 1997, the Plan Investment Committee approved the addition of the following Plan investment options:

               0 CIGNA Stock Market Index Fund - This investment option is structured to match the overall stock market performance as measured by the S&P 500 Index, which is heavily weighted towards large blue chip companies.
                      It does not attempt to outperform the stock market, so there is little risk that it will substantively underperform the market. This fund seeks a combination of capital growth and current income.

               0 CIGNA Lifetime Funds -This is a family of funds comprised of five distinct, multi-asset class, multi-manager investment portfolios, which offer a range of risk/return characteristics. This investment option is based on the life-cycle theory of investing which means that different bond/stock mixes are appropriate for individuals at different stages of their lives. These funds seek a combination of growth, income and capital preservation through stocks, bonds, and short-term investments.

               0 PBHG Growth Account - This CIGNA account invests solely in the PBHG Growth Fund. This fund offers risk tolerant investors the potential for maximum capital appreciation by investing in small to medium companies with strong balance sheets and high growth potential. This fund seeks rapid growth of capital.

           Effective April 1, 1997, the Plan Investment Committee approved the elimination of the CIGNA Guaranteed Short-Term Account as a Plan investment option. The amounts invested in this account were transferred to other investments at the direction of the participant.

           The employees choose the percentage of their salary, up to 15% of a participant's base compensation, to be contributed to the Plan and how it is to be allocated among the seven accounts. As limited by the Internal Revenue Code of 1986, as amended (IRC), a participant's pretax deferrals cannot exceed $9,500 in 1997.

           All income is allocated to the members of each fund in the same proportion that the value of their account in the fund bears to the total value of all accounts in such fund.

           The Company provides matching contributions to be allocated to the accounts as directed by the employees. The Company matches $.50 for each $1.00 contributed, except that no matching contribution will be made with respect to contributions exceeding 6% of the employee's base compensation. Participants are immediately vested in their salary deferrals plus actual earnings thereon. Effective October 1, 1997, vesting in Company matching contributions and earnings thereon, is as follows:


                            Years of Service *                                               Vesting Percent
                    -----------------------------------                              ---------------------------------
                               Less than 1                                                          0%
                            1 but less than 2                                                      20%
                            2 but less than 3                                                      40%
                            3 but less than 4                                                      60%
                            4 but less than 5                                                      80%
                                5 or more                                                         100%

                      * A year of service is credited for each calendar year during which an employee completes 1,000 hours of service. Service prior to January 1, 1992, will not count for vesting purposes.

           Effective October 1, 1997, employees become eligible as participants in the Plan immediately upon hire and may begin making contributions. Employees who were not currently eligible before October 1, 1997, became eligible to participate in the Plan on October 1, 1997. Effective October 1, 1997, the Plan shall permit salary deferral agreements to be changed at any time during the year.

           All administrative expenses are paid by the Company. As permitted by the Plan agreement, forfeitures may be used as an offset to administrative expenses or the employer contributions. For the year ended December 31, 1997, forfeitures were used to reduce employer contributions.

           Each participant may elect, with spousal consent if required, a distribution in the form of an annuity, single lump sum cash payment, Qwest Common Stock, or a combination of the above. See footnote (7). In addition, the Plan includes a provision for employees to make withdrawals from their accounts under certain "hardship" circumstances, if approved by the Trustees. Participants are permitted to borrow against their accounts in accordance with the regulations of the IRC and the Plan provisions.

           Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its matching contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

(2)        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           Basis of Accounting

           The accompanying financial statements have been prepared on an accrual basis.

           Estimates

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

           Investments

           The CIGNA Guaranteed Short-Term Account and the CIGNA Guaranteed Long-Term Account are guaranteed investment contracts and are stated at contract value, which approximates fair value, as reported to the Plan by CIGNA. Contract value represents contributions made under the contracts, plus earnings, less Plan withdrawals. The remaining investments are stated at market value as determined by the Custodian based on the established market prices of the underlying investments.

           The average annual yield and the year-end rate for the Guaranteed Long-Term Account was 5.9% and 6.1%, respectively for 1997 and 5.8% and 5.7% respectively for 1996. This rate can change every six months on January 1st and July 1st. There is no minimum interest rate associated with the Guaranteed Long-Term Account or limitations on liquidating the fund.

           Net appreciation (depreciation) in market value of assets is based on the market value at the Plan year-end and the market value at the beginning of the Plan year or cost at the time of purchase during the year.

           Purchases and sales of securities are recorded on a trade-date basis.


           Participant Loans

           Subject to the provisions of the IRC and the Plan, a participant may borrow against the balance in their account. The participant executes a promissory note with an interest rate based on prevailing commercial lending rates. Loan principal and interest are paid over periods ranging from one, but not more than five years; except for loans to purchase a principal residence, which can be paid over a maximum of 15 years. Participant loans are valued at cost which approximates fair value.


(3)        TAX STATUS

           The Plan obtained its latest determination letter on January 8, 1996, in which the Internal Revenue Service stated that the Plan as then designed, was in compliance with the applicable requirements of the IRC. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and is qualified, and that the related trust is tax exempt.


(4)        INVESTMENTS

           The Custodian of the Plan held the Plan's investments and executed the transactions per the participant's instructions. The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1997 and 1996 are as follows:

                                                                              1997                              1996
                                                                        ----------------                   ---------------

          CIGNA Guaranteed Short-Term Account                                $       -                        $   528,142
          CIGNA Guaranteed Long-Term Account                                 5,231,407                          4,037,835
          Warburg Pincus Advisor Capital Appreciation Account                4,525,755                          3,071,805
          Warburg Pincus Advisor Emerging Growth Account                     3,987,872                          2,921,986
          LCI Common Stock Account                                           5,220,816                          2,568,860

(5)        RELATED PARTY

           The Warburg Pincus Advisor Capital Appreciation Account and the Warburg Pincus Advisor Emerging Growth Account invest in mutual funds managed by Warburg, Pincus Counsellors, Inc., a wholly-owned subsidiary of E.M. Warburg, Pincus & Co., Inc. E.M. Warburg Pincus & Co., Inc. through affiliates, is a shareholder of the Company. Certain Plan investment funds are managed by the Custodian of the Plan. The Common Stock of the Company is included in the Plan investments. Transactions resulting from the above constitute party-in-interest transactions.

(6)        RECONCILIATION TO FORM 5500

           As of December 31, 1997 and 1996, the Plan had $20,480 and $52,423, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for plan benefits in accordance with generally accepted accounting principles.

           The following table reconciles net assets available for plan benefits per the financial statements to Form 5500 as filed by the Company for the years ended December 31, 1997 and 1996:

                                                    Benefits                                        Net Assets Available
                                                   Payable to           Benefits                     for Plan Benefits
                                                  Participants            Paid                          December 31
                                               ---------------------   -----------------     ---------------------------------------
                                                                                                  1997                  1996
                                                                                             ---------------     -----------------


       Financial statement balance                  $      -             $ 1,288,777         $   21,419,758           $13,641,456

       Accrued benefit payments                          20,480               20,480                (20,480)              (52,423)

       Less: 1996 accrual for benefit payment              -                 (52,423)                  -                     -
                                                ------------------     -----------------     ---------------     -----------------


       Form 5500 balance                            $    20,480          $ 1,256,834         $   21,399,278           $13,589,033
                                                ==================     =================     ===============     =================


 (7)        SUBSEQUENT EVENTS

           On June 5, 1998, the Company consummated a merger agreement with Qwest Communications International, Inc. (Qwest) and a subsidiary of Qwest pursuant to which the Company became a wholly owned subsidiary of Qwest. The LCI International 401(k) Savings Plan will remain in effect, however the LCI Common Stock Account will no longer be an investment option. All shares of LCI Common Stock will be converted into Qwest shares using the exchange ratio set forth in the merger agreement. Beginning June 22, 1998, participants may elect to invest in Qwest stock for future payroll contributions and fund transfers.

                                                                      SCHEDULE I


                                LCI INTERNATIONAL

                               401(k) SAVINGS PLAN

                    EMPLOYER IDENTIFICATION NUMBER 31-1115867

                                 PLAN NUMBER 001

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997




                                                                                                                     Market
          Identity of Party or Fund                          Description                          Cost               Value
---------------------------------------------     ----------------------------------         ---------------      ----------------
 * Connecticut General Life Insurance             Guaranteed Long-Term Account                 $  5,231,407        $  5,231,407


 * Connecticut General Life Insurance             Warburg Pincus Advisor Capital
                                                  Appreciation Account                         $  2,909,706        $  4,525,755

                                                  Warburg Pincus Advisor Emerging
 * Connecticut General Life Insurance             Growth Account                               $  3,049,696        $  3,987,872

 * National Financial Services Corporation        LCI Common Stock Account                     $  3,558,101        $  5,220,816


 * Connecticut General Life Insurance             CIGNA Stock Market Index Account             $    532,603        $    572,634


 * Connecticut General Life Insurance             CIGNA Lifetime Funds                         $    611,352        $    636,079


   Connecticut General Life Insurance             PBHG Growth Account                          $    427,981        $    430,478

   Various Participants                           Participant Loans (Interest rates
                                                  ranging from 6.5% to 11.1%)                  $    510,426        $    510,426

*  Denotes party-in-interest transactions

                                                                     SCHEDULE II
                                LCI INTERNATIONAL

                               401(k) SAVINGS PLAN

                    EMPLOYER IDENTIFICATION NUMBER 31-1115867

                                 PLAN NUMBER 001

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997





                                                                                     Number of         Purchase             Selling
           Identity of Party Involved                   Description of Asset        Transactions         Price              Price
------------------------------------------   ---------------------------------   -----------------   -------------    --------------

     Connecticut General Life Insurance      Guaranteed Long-Term Account            Various          $ 2,185,646            N/A


     Connecticut General Life Insurance      Guaranteed Long-Term Account            Various             N/A             $ 1,264,378

     National Financial Services Corp.       LCI Common Stock Account                   83            $ 1,696,114            N/A

     National Financial Services Corp.       LCI Common Stock Account                  107               N/A             $   823,313


     Connecticut General Life Insurance      Warburg Pincus Advisor Capital
                                             Appreciation Account                       93            $ 1,138,547            N/A


     Connecticut General Life Insurance      Warburg Pincus Advisor Capital
                                             Appreciation Account                      117               N/A             $   659,047


     Connecticut General Life Insurance      Warburg Pincus Advisor Emerging
                                             Growth Account                             91            $ 1,379,027             N/A


     Connecticut General Life Insurance      Warburg Pincus Advisor Emerging
                                             Growth Account                            134               N/A             $   896,140





                                                                                                  Current Value
                                                                                   Cost of        at Transaction     Net Realized
           Identity of Party Involved                 Description of Asset          Asset              Date           Gain(Loss)
------------------------------------------ ---------------------------------   --------------   ------------------- ---------------


     Connecticut General Life Insurance      Guaranteed Long-Term Account            $ 2,185,646     $ 2,185,646              N/A

     Connecticut General Life Insurance      Guaranteed Long-Term Account            $ 1,264,378     $ 1,264,378         $      -

     National Financial Services Corp.       LCI Common Stock Account                $ 1,696,114     $ 1,696,114              N/A

     National Financial Services Corp.       LCI Common Stock Account                $   703,891     $   823,313        $    119,422


     Connecticut General Life Insurance      Warburg Pincus Advisor Capital
                                             Appreciation Account                    $ 1,138,547     $ 1,138,547              N/A


     Connecticut General Life Insurance      Warburg Pincus Advisor Capital
                                             Appreciation Account                    $   453,651     $   659,047         $   205,396


     Connecticut General Life Insurance      Warburg Pincus Advisor Emerging
                                             Growth Account                          $ 1,379,027     $ 1,379,027              N/A


     Connecticut General Life Insurance      Warburg Pincus Advisor Emerging
                                             Growth Account                          $   733,256     $   896,140         $   162,884




                                  SIGNATURE
                                  ---------


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              LCI INTERNATIONAL 401(k) SAVINGS PLAN
                              (Name of Plan)


                               By:    /s/ JOSEPH A. LAWRENCE
Date:  June 29, 1998               --------------------------------
                                   Joseph A. Lawrence
                                   Executive Vice President of Corporate
                               Development and Chief Administrative Officer

                      LCI INTERNATIONAL 401(k) SAVINGS PLAN
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 1997



                                INDEX TO EXHIBITS
                                -----------------


    Exhibit No.                            Description                                                     Page No.
--------------------       ---------------------------------------------                             --------------------
           23              Consent of Independent Public Accountants                                       Page 17

           99              LCI International 401(k) Savings Plan                                              *






*Incorporated By Reference to Exhibit 99 to the LCI International, Inc.'s Form S-8 Registration Statement filed on April 29, 1997.